UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THE TEXT OF THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Announcement of Arbitration Award concerning Dorad Energy Ltd.

Ellomay Capital Ltd. (the “Company”) hereby announces that on June 28, 2023, an arbitration award was issued in connection with the arbitration proceeding among the direct and indirect shareholders of Dorad Energy Ltd. (“Dorad”), including Ellomay Clean Energy Ltd., a wholly-owned subsidiary of the Company (“Ellomay Energy”), who is the general partner of the limited partnership through which the Company holds 50% of Ellomay Luzon Energy Infrastructures Ltd. (formerly U. Dori Energy Infrastructure Ltd., “Ellomay Luzon Energy”), which, in turn, owns 18.75% of Dorad.

The Company and its counsel are still reviewing the arbitration award, which encompasses hundreds of pages. The following are the main rulings included in the award:

1.	Petition to Approve a Derivative Claim filed by Ellomay Luzon Energy and Hemi Raphael

The petition was submitted by Ellomay Luzon Energy and its representative on the board of directors of Dorad, and Eilat Ashkelon Infrastructure Services Ltd., another shareholder of Dorad (together, the “Plaintiffs”), against Zorlu Enerji Elektrik Uretim A.S. (“Zorlu”), Mr. Ori Edelsburg, Edelcom Ltd. (“Edelcom”) and Edeltech Holdings 2006 Ltd. (together, the “Defendants”). Ellomay Energy and Amos Luzon Entrepreneurship and Energy Group Ltd. (the “Luzon Group”), which holds the remaining 50% of Ellomay Luzon Energy, were added to the petition at a later stage as additional parties. The petition was filed in connection with payments to the Defendants for the construction of the power plant owned by Dorad.

The arbitration award accepts the majority of the claims made by the Plaintiffs and the arbitrator ruled that the Defendants, severally and jointly, are required to: (i) pay Dorad an amount of $100 million, bearing interest pursuant to applicable law from January 1, 2013 until the payment date, (ii) bear the expenses of the Plaintiffs, including Ellomay Luzon Energy, in an aggregate amount of NIS 20 million, plus VAT, and (iii) bear 80% of the expenses of Dorad in the proceeding (while the Plaintiffs will bear the remaining 20%).

2.	Third-Party Notices and Counterclaims submitted by Zorlu and Edelcom

In connection with the aforementioned petition for derivative claim, Zorlu submitted third-party notices against Dorad, Ellomay Luzon Energy, the Luzon Group, Edelcom submitted a third-party notice against Ellomay Luzon Energy and Zorlu and Edelcom submitted a counterclaim claiming that the Luzon Group, who was involved in the construction of the power plant owned by Dorad, was overpaid. In the arbitration award, the arbitrator ruled that due to the ruling accepting the derivative petition as detailed above, the third-party notices and counterclaim are rejected.

3.	Petition to Approve a Derivative Claim filed by Edelcom

The petition was submitted by Edelcom against Ellomay Luzon Energy, Ellomay Energy and the Luzon Group claiming a breach of the entrepreneurship agreement between Dorad and the Luzon Group in connection with the sale of shares of Ellomay Luzon Energy from the Luzon Group to Ellomay Energy. In the arbitration award, the arbitrator ruled, inter alia, that the entrepreneurship agreement was not breached and therefore there is no basis for approving a derivative claim.

The arbitration agreement among the parties to the arbitration proceeding includes provisions governing the possibility of submitting an appeal (and counterappeal) with respect to the arbitration award, including an agreement on the appointment of a retired judge to serve as an arbitrator in the appeal (to the extent submitted). The appeal is due within thirty days of the later of: (i) the date the arbitration award was served on the parties or (ii) the date the arbitrator for the appeal is appointed. If an appeal will be submitted, there is no assurance that some or all of the rulings included in the arbitration award will be upheld.

For additional information see Item 4.B of the Company’s Annual Report on Form 20-F, submitted to the Securities and Exchange Commission on April 7, 2023 and Note 6.A of the financial statements included therein.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company or Dorad may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the forward-looking statements included in this report. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including any appeal process or other legal proceedings initiated by one or more of the Defendants and any impediments in the collection of the amounts due under the arbitration award. These and other risks and uncertainties associated with the Company’s and Dorad’s business are described in greater detail in the filings the Company makes from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By: /s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: June 29, 2023